Exhibit H-1

SECURITIES AND EXCHANGE COMMISSION

(Release No. 35-           )

Filings Under the Public Utility Holding Company Act of 1935, as amended ("Act")

Unitil Corporation  (70-    )

         Unitil Corporation ("Unitil"), 6 Liberty Lane West, Hampton, New Hampshire, 03842- 1270, a registered holding company under the Act, and its wholly owned subsidiary companies, Concord Electric Company, Exeter & Hampton Electric Company, Fitchburg Gas and Electric Light Company ("Fitchburg"), Unitil Power Corp., Unitil Realty Corp., Unitil Resources, Inc. and Unitil Service Corp. (the "Subsidiaries" and together with Unitil the "Applicants") have filed a declaration under Sections 6(b), 7, 9(a) and 12(b) of the Act and Rules 43, 45 and 50 thereunder.

         Unitil requests authorization for short-term borrowing on a revolving basis under current and proposed unsecured facilities from certain banks up to an aggregate amount of $25,000,000 for a period of time through June 30, 1999.

         Fitchburg requests authorization for short-term borrowing pursuant to formal or informal credit lines up to maximum borrowing limits authorized by the Fitchburg board of directors for a period of time through June 30, 1999.

         The Applicants request authorization to lend to the system money pool ("Money Pool") pursuant to the Cash Pooling and Loan Agreement among the Applicants dated as of February 1, 1985, as amended, for a period of time through June 30, 1999.

         By order dated July 11, 1995 the Applicants are currently authorized to make unsecured short-term borrowings and to operate under the Money Pool, as more fully described in the joint application-declaration on Form U-1, as amended, in File No. 70-8623, and the Commission's order with respect thereto (HCAR No. 26328).